Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

National Storage Affiliates Trust:

We consent to the use of our report dated February 26, 2021, with respect to the consolidated balance sheets of National Storage Affiliates Trust as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit), and cash flows in the three-year period ended December 31, 2020, and the related notes, Schedule III - Real Estate and Accumulated Depreciation (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of National Storage Affiliates Trust, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

February 26, 2021